[LETTERHEAD OF ADDISON, ROBERTS & LUDWIG, P.C.]


August 12, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  Wavetech International, Inc.
          File Ref. No. 0-15482

We were  previously the principal  accountant for Wavetech  International,  Inc.
and, under the date of November 6, 1998, we reported on the consolidated financial statements of Wavetech International, Inc. as of and for the years ended August 31, 1998 and 1997. On August 6, 1999, we declined to stand for reelection due to the firm's cessation of audit and accounting services and the withdrawal of all of the firm's partners. We have read Wavetech International, Inc.'s statements included under Item 4 of its Form 8-K dated August 12, 1999 and we agree with such statements.

Very truly yours,

/s/ Addison, Roberts & Ludwig, P.C.

 Addison, Roberts & Ludwig, P.C.